Exhibit 99.1

MEETING INFORMATION

Type:	Annual General Meeting
Date:	June 24, 2026
Time:	10:00 a.m. Eastern Daylight Time
Place:	Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada

Matters For Consideration at the Meeting

1.	Receiving the Financial Statements and Auditor’s Report
2.	Electing the Directors
3.	Appointing the Auditor and Authorize the Auditor Remuneration
4.	Approving, on an Advisory Basis, the Corporation’s Approach on Executive Compensation

Information with respect to the matters for consideration at the Annual General Meeting (the “Meeting”) is set forth in this Management Proxy Circular (the “Circular”) under the heading “Business of the Meeting” and in the other sections of this Circular as outlined in that section.

Proxy and Voting Instruction Form

Registered shareholders of the Corporation will receive a Notice of Meeting and a form of proxy directly from the Corporation’s agent. If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the form of proxy and return the same within the time and to the location set out in it in order to vote on the matters for consideration at the Meeting.

Non-registered shareholders will receive a Notice of Meeting and a voting instruction form from the intermediary holding shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein in order to vote on the matters for consideration at the Meeting.

More detailed information regarding the proxy solicitation process, voting by proxy or voting instruction form is set forth below under the heading “Proxy Solicitation and Voting”.

Information in this Circular is provided as of May 8, 2026 unless stated otherwise.